April 22, 2026

Rene C  sares
Chief Legal Officer
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, IL

       Re: Ulta Beauty, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 3, 2026
Dear Rene C  sares:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Garrett Bishop